SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004

                              ---------------------

                       Rogers Wireless Communications Inc.
_______________________________________________________________________________

                 (Translation of registrant's name into English)

                             One Mount Pleasant Road
                                   16th Floor
                            Toronto, Ontario M4Y 2Y5
                                     Canada
_______________________________________________________________________________
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                                  _                            _
                    Form 20-F    |_|             Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         _                           _
                    Yes |_|                      No |X|

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROGERS WIRELESS COMMUNICATIONS INC.


By:   /s/ Graeme McPhail
      -------------------------------------------------------------------
      Name:  Graeme McPhail
      Title: Vice President, Associate General Counsel


Date:  November 8, 2004






                                  EXHIBIT INDEX

Exhibit Number         Description
--------------         -----------

99.1 Press release issued by Rogers Wireless Inc., dated November 8, 2004